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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  June 30, 2006

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
_______________________________________________
Full Name of Registrant

Not Applicable
_______________________________________________
Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
___________________________________________________________
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
_______________________________________________
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

| |  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The  Quarterly  Report on Form  10-Q of  American  Italian  Pasta  Company  (the
"Company")  for the  quarter  ended June 30,  2006,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As  announced  in  August  2005,  in light of  certain  matters  brought  to the attention of the Board of Directors by management, the Company's Audit Committee commenced in July 2005 an internal  investigation  utilizing outside counsel and forensic accountants. The Audit Committee investigation is in a late stage.

Concurrent with the Audit Committee investigation, the Company has continued its own review of its financial  statements,  which it commenced  prior to the Audit
Committee  investigation.  The Company's review,  which includes the adjustments previously disclosed, is also in the later stages of completion.

To date,  the  Audit  Committee  investigation  and the  Company's  review  have identified  the following  areas that will require  adjustments to the Company's financial statements:

*    Inventory:
     *    Reserves for slow moving, damaged and obsolete inventories
     *    Capitalization of certain overhead and logistics costs
*    Fixed assets:
     *    Capitalization  of  certain  costs,   including   internal  labor  and
          operating costs, plant start-up costs and interest costs

     *    Depreciation expense
     *    Dispositions of fixed assets
     *    Spare parts inventory
*    Promotional allowances and related customer deduction receivables
*    Certain  specific  historical  transactions,  including  the  recording  of
     certain   customer   arrangements   and  the  recording  of  certain  brand
     acquisitions and related intangibles
*    Various matters,  including adjustments identified in previous years audits that were deemed immaterial at that time

The Company and the Audit Committee advisors continue to review several issues.

The adjustments under review will result in overall reductions in pre-tax income and may be  reflected  as  either  (i) prior  period  adjustments  resulting  in incremental  income or expense  adjustments  to the Company's  previously  filed financial statements,  (ii) adjustments to reflect changes in accounting methods from those  used in prior  reporting  periods,  or (iii)  incremental  income or expense in the Company's  financial  statements that have not yet been filed for fiscal years 2005 and 2006. In addition, the Company's financial statements will also include  prior period  adjustments  to correct the periods in which certain income or expense items were originally recorded in prior reporting periods.

The financial statement impact and timing of these adjustments have not yet been
fully   determined  and  are  subject  to  completion  of  the  Audit  Committee investigation and the Company's review of its financial statements.

The Company is continuing to work with the Audit  Committee and its advisors and with the Company's independent  registered public accounting firm to address the above  described  matters  identified  by the  Company  and the Audit  Committee investigation.  The Company is  dedicating  significant  internal  and  external resources to the completion of its  historical  financial  statement  review and restatement.  However,  because  of  the  significant  number  of  issues  to be addressed,  the  complexity  of the  effort  involved  and the audit  work to be completed by the Company's  independent  registered  public accounting firm, the
Company  currently  plans to complete its restatement and re-filing of financial statements  by the  end of  December  2006  and  expects  to be  current  in its delinquent filings by the end of the first calendar quarter of 2007.

The  Company's  work to date  with  respect  to the  restatement  of  historical financial  statements and the other adjustments  discussed above, as well as the
Company's expectations as to the timing of the filing of restated and delinquent financial statements, are subject to a number of limitations, including:

     *    The Audit Committee investigation and the Company's review are not yet completed and additional adjustments may result from the completion of the investigation and review;
     *    The Company's  independent  registered  public accounting firm has not
          completed  its  audits  or  reviews  of  the  above   adjustments  and
          estimates; and
     *    Subsequent events or future  operational  results could have an impact on the Company's financial statements.

The Company's  Quarterly  Report on Form 10-Q, due on August 9, 2006,  cannot be completed  and filed until the Audit  Committee  has completed its review of the matters that are the subject of its internal  investigation  and the restatement can be completed.

The Company  will file its Form 10-Q as soon as  practicable  but will not do so within the five day extension period provided for under SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James P. Fogarty                                  (816)      584-5629
__________________________________              ______________________________
(Name)                                          (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). | |Yes |X|No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X|Yes |_|No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement  process is not yet complete and is subject to audit, the Registrant cannot  determine  if a  significant  change in results of  operations  from the corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. On August 14, 2006, the Company issued a press release with the following  information  regarding  revenues for the third quarter and year-to-date period ended June 30, 2006:

Total  revenues  were $92.7  million in the third fiscal  quarter ended June 30,
2006, increasing 2.8% from $90.2 million in the comparable fiscal quarter in the
2005 fiscal year.  Overall volume increased 1.5% during the quarterly period, as compared to the previous fiscal year's quarter.  On a year-to-date  basis, total revenues were $289.7  million,  increasing  0.1% from $289.4 million and overall volume decreased 0.6%. Significant components of revenue performance for the third quarter of fiscal year 2006 and on a year-to- date basis include:

     Retail revenues:  The Company's retail revenues  increased by $5.4 million, or 8.4%, as compared to the same quarterly  period in the 2005 fiscal year.
     Retail volume  increased  during the fiscal  quarter by 9.8% as compared to the prior fiscal year quarter.  The Company's retail revenues  increased by
     $4.2 million, or 2.0%, as compared to the prior fiscal year-to-date period.
     Retail volume increased 2.6%, as compared to the prior fiscal  year-to-date period.

     Institutional  revenues: The Company's  institutional revenues decreased by
     $2.9 million,  or 11.2%,  as compared to the same  quarterly  period in the
     2005 fiscal year.  Institutional  volume declined during the fiscal quarter by 13.8%,  as compared  to the prior  fiscal year  quarter.  The  Company's
     institutional   revenues   decreased  by  $3.9   million,   or  5.3%,   and
     institutional  volume  decreased  7.1%,  as  compared  to the prior  fiscal year-to-date period.

The  Company  noted  that all  historical  revenue  amounts  outlined  above are unaudited  and  are  subject  to  adjustments  resulting  from  the  continuing, previously announced Audit Committee investigation.

                         American Italian Pasta Company
                   __________________________________________
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  August 14, 2006               By:        /s/ James P. Fogarty
                                          ______________________________________
                                     Name:      James P. Fogarty
                                     Title:     Chief Executive Officer